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                       SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C.

                   Three year period ending December 31, 2000

                      Form U-12(I)-B (THREE-YEAR STATEMENT)


Statement Pursuant to Section 12(i) of the Public Utility Holding Company Act of 1935 by a Person Regularly Employed or Retained by a Registered Holding Company or a Subsidiary Thereof and Whose Employment Contemplates Only Routine Expenses as Specified in Rule 71(b).

             (To be filed in duplicate. If acknowledgment is desired, file in triplicate).

          1. Name and business address of person filing statement.

             See attached Exhibit A.

          2. Names and business addresses of any persons through whom the undersigned propose to act in matters included within the exemption provided by paragraph (b) of Rule 71.

             See attached Exhibit B.

          3. Registered holding companies and subsidiary companies by which the undersigned are regularly employed or retained.

             See attached Exhibit B.

          4. Position or relationship in which the undersigned are employed or retained by each of the companies named in item 3, and brief description of nature of services to be rendered in each such position or relationship.

             See attached Exhibit C.

          5. (a) Compensation received during the current year and estimated to be received over the next two calendar years by the undersigned or others, directly or indirectly, for services rendered by the undersigned, from each of the companies designated in item 3. (Use column (a) as supplementary statement only.)

             See attached Exhibit D.

             (b) Basis for compensation if other than salary.


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             See attached Exhibit D.

          6. (To be answered in supplementary statement only. See instructions.) Expenses incurred by the undersigned or any person named in item 2, above, during the calendar year in connection with the activities described in item 4, above, and the source of reimbursement for same.

             Not applicable.

             (a) Total amount of routine expenses charged to client:

             See attached Exhibit E.

             (b) Itemized list of all other expenses:

             See attached Exhibit E.


Date: February 2, 1999

            Whitman Breed Abbott & Morgan LLP

            By:  Thomas C. Havens
                  Partner


                                      -2-


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EXHIBIT A

     Whitman Breed Abbott & Morgan LLP
     200 Park Avenue
     New York, New York  10166




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EXHIBIT B

          Names of persons through whom Whitman Breed Abbott & Morgan LLP may act in matters included within the exemption provided by paragraph (b) of Rule 71:



Cohen, Hollace            Partner
Havens, Thomas            Partner
Hoffman, Alan             Partner
Kroenlein, David          Partner
Lawler, Richard           Partner
Newman, Scott             Partner
Normile, James            Partner
Ross, Sander              Partner
Thompson, Loran           Partner
Bloomfield, Elizabeth     Associate
Cotter, James             Associate
Jaafar, Randa             Associate
Sackmary, Risa            Associate


the business address of each of whom is 200 Park Avenue, New York, New York
10166.



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EXHIBIT C

     Certain of the persons named in response to Item 3 may engage Whitman Breed Abbott & Morgan LLP as attorneys during 1999 and 2000 in presenting, advocating or opposing matters before the legislative bodies, regulatory commissions and officials specified in Section 12(i) of the Public Utility Holding Company Act of 1935, as amended, but the exact nature of such services or the relative time to be devoted thereto cannot presently be forecast with any degree of precision.



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EXHIBIT D

(a)  Compensation received during 1998.

     Fees in the following amounts were received from the following persons named in response to Item 3 for services provided during 1998, which services were not covered by regular retainer agreements:


          Entergy Enterprises, Inc.

               Services rendered during
               the calendar year 1998: . . . .   $47,966.50

          Entergy Nuclear, Inc.

               Services rendered during
               the calendar year 1998: . . . .   $ 7,208.00

          Entergy Power, Inc.

               Services rendered during
               the calendar year 1998: . . . .   $   612.00

          Entergy Power Marketing Corporation

               Services rendered during
               the calendar year 1998: . . . .   $ 2,686.00


     As noted above, certain of the persons named in response to Item 3 may engage Whitman Breed Abbott & Morgan LLP as attorneys during 1999 and 2000 in presenting, advocating or opposing matters before the legislative bodies, regulatory commissions and officials specified in Section 12(i) of the Public Utility Holding Company Act of 1935, as amended, but since the exact nature of such services or the relative time to be devoted thereto cannot presently be forecast with any degree of precision, an estimate of the compensation to be received for such services likewise cannot be made with any precision.




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EXHIBIT E

(a) The total amount of routine expenses incurred during 1998 for which reimbursement was obtained from the client on whose behalf they were incurred was as follows:

     Entergy Enterprises, Inc. . . . . . . . . . $1,645.44
     Entergy Nuclear, Inc. . . . . . . . . . . . $  146.56
     Entergy Power, Inc. . . . . . . . . . . . . $  185.22
     Entergy Power Marketing Corporation . . . . $   73.40

     No other expenses were incurred by the undersigned or any person named in
Item 2 during 1998 in connection with activities described in Item 4.